December 26, 2007
Ms. Michele M. Anderson,
Legal Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, DC 20549.
Re:	EchoStar Holding Corporation

Registration Statement on Form 10

File No. 001-33807
Dear Ms. Anderson:
     On behalf of EchoStar Holding Corporation (the “Company”), we have set forth below the Company’s responses to the comments contained in the Staff’s comment letter, dated December 21, 2007, relating to the registration statement on Form 10 (File No. 001-33807) (the “Registration Statement”) filed by the Company on December 12, 2007. The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”). The Amendment reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. We are also providing courtesy hard copies of the Amendment, and this letter, including a version of the Amendment marked to reflect changes from the December 12, 2007, filing, to you, as well as to Michael Henderson, Dean Suehiro and John Harrington of the Staff. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.
     The Company continues to anticipate that EchoStar Communications Corporation (“ECC”) will be in a position to distribute shares of the Company’s common stock to ECC’s shareholders on January 1, 2008, with trading in those shares to commence on January 2, 2008, and would therefore aim to have the Registration Statement declared effective on or about December 27, 2007, the record date for the distribution. The Staff’s assistance in facilitating this schedule would be greatly appreciated.

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     Except as otherwise specifically noted in this letter, the information provided in response to the Staff’s comment letter has been supplied by the Company, which is solely responsible for it. The Company also acknowledges that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. As a result of changes to the draft Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the information statement included in the Registration Statement filed on December 12, 2007; the page numbers in the Company’s responses refer to page numbers in the information statement included in the Amendment.
Exhibit 99.1 Information Statement
The Spin-Off, page 33
Conditions to the Spin-Off, page 43
1.	Staff Comment: We note your revised disclosure here and elsewhere regarding ECC’s ability to waive the conditions to the spin-off under the Separation Agreement. Please clarify whether ECC has absolute discretion to waive the conditions or there are any limits on its ability to waive the conditions in the Separation Agreement.

Response: The Company has revised pages 10, 14, 27, 39, 42 and 113 of the Amendment in response to the Staff’s comment to clarify that ECC may waive the conditions to completion of the spin-off in its sole discretion (other than the condition that the Registration Statement be declared effective by the Commission as well as the receipt of any other material required regulatory approvals).

2.	Staff Comment: Disclose whether it is your intent to redistribute the information statement prior to consummation of the spin-off if ECC waives any material condition. We believe redistribution would generally be required if you waive a material condition to the spin-off such that the previously provided disclosure about the terms of the spin-off is rendered materially misleading.

Response: The Company acknowledges the Staff’s comment. The Company supplementally advises the Staff that ECC does not currently intend to waive any condition to the consummation of the spin-off. To the extent that ECC waives

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any condition to the spin-off in a manner that would be material to investors in the Company's shares, ECC will redistribute the information statement.
Unaudited Pro Forma and Combined Adjusted Financial Information page 45
3.	Staff Comment: We note your response to prior comment 28. Please disclose that you “performed a preliminary assessment of the recoverability of the satellites to be contributed by ECC as if the spin-off had been consummated and preliminarily concluded that the recoverability of the satellites will not be impaired as of the distribution date.” We note your disclosures on pages 3, 17, 55 and 78.

Response: The Company acknowledges the Staff’s comment and has updated pages 3, 17, 56 and 78 of the Amendment to include the disclosure requested by the Staff.
Adjustments to Pro Forma Combined Statements of Operations, page 53
4.	Staff Comment: We note your response to prior comment 18. Please expand the description of the adjustment to incorporate your response including the expected weighted-average interest rate. Also, disclose why you are assuming that the $1 billion cash contribution is an investment and will not be used for working capital purposes. We note your disclosures on page 65.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 51-52 of the Amendment to incorporate the Company’s previous response. The Company does not currently expect that the $1 billion cash contributed by ECC in connection with the spin-off will be required to fund future working capital requirements. The Company expects that following the spin-off, working capital requirements will be funded primarily by cash flow generated from operations. As a result, the Company has revised the disclosures on page 65 of the Amendment describing the expected uses for the $1 billion cash contribution by ECC to delete the reference to “future working capital.”

5.	Staff Comment: We note your response to prior comment 20. Please disclose the nature and amount of each intangible asset. Also, disclose how you estimated that 44% of the excess of the purchase price over the carrying value should be allocated to the intangible assets.

Response: The Company has not completed its valuation of the acquired assets for the Sling Media acquisition. Because the Company’s valuation process

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is still in its preliminary stages, the Company is not yet in a position to disclose the nature and amount of each intangible asset. For purposes of estimating the preliminary allocation of the portion of the purchase price in excess of carrying value for the Sling Media acquisition, the Company reviewed purchase price allocations for over 100 transactions and identified 15 target companies that operate in businesses which the Company believes are comparable to Sling Media and are therefore likely to have identifiable assets that are similar to those of Sling Media. Using these transactions as a benchmark, the Company determined the percentage of total intangible assets and goodwill as a percentage of the purchase price for each transaction and used these percentages to compute the mean percentage of total intangible assets and goodwill as a percentage of the excess purchase price. The Company then applied the resulting percentages to the Sling Media acquisition. The Company also determined the range of useful lives of amortizable assets for these comparable transactions and used the mean average useful life to estimate the preliminary amortization expense for the year ended December 31, 2006 and for the nine months ended September 30, 2007 for purposes of the pro forma income statements. When the Company’s valuation for the Sling Media acquisition is complete, the purchase price allocation will be adjusted to reflect the nature and amount of each identifiable asset as finally determined.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54
Executive Overview, page 54
6.	Staff Comment: We note your addition of an Executive Overview in response to our prior comments 21 and 22. Since the “agreed upon margin” at which you will sell set-top boxes to ECC appears significant to your expected revenues and income as well as your ability to meet future capital requirements, please expand your disclosure of the “agreed upon margin.” Explain what it is or how it will be determined. Describe the material terms of the agreement with ECC that will control the sale of set-top boxes. Tell us in your response letter which of the “Certain Intercompany Agreements” summarized beginning on page 109 controls this “agreed upon margin.” If this is not one of the agreements you have filed as an exhibit, explain to us why not.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that “agreed upon margin” is an additional amount that is equal to a fixed percentage of the Company’s cost. The Company believes that the specific disclosure of the margin it earns on sales to ECC would be detrimental

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to the interests of the Company and its shareholders. Disclosure would cause substantial harm to the Company’s competitive position by enabling third parties to use this information to gain an unfair negotiating advantage over the Company and to extract contract terms that are unfavorable to the Company. With the benefit of a quantification of this term, the Company’s current and prospective customers may be able to calculate financial data that could lower the profit margin earned by the Company. The Company advises the Staff that it has revised the disclosure to clarify that the “agreed upon margin” is an additional amount that is equal to a fixed percentage of the Company’s cost.
The “agreed upon margin” term will be determined pursuant to the Receiver Agreement, the material terms of which are disclosed on page 111 of the Amendment. The Company has filed this agreement as an exhibit to the Amendment.
7.	Staff Comment: Expand your overview to discuss how you expect to earn revenue and income from the fixed satellite services business, including a discussion of material relevant agreements with ECC. Additionally, provide insight into material opportunities and challenges associated with separating these assets from ECC and operating them as an independent business.

Response: The Company acknowledges the Staff’s comment. The Company has revised pages 54-56 of the Amendment to include the disclosure requested by the Staff.
Liquidity and Capital Resources, page 65
Capital Requirements, 65
8.	Staff Comment: Revise to provide greater insight into the nature and anticipated timing of your future capital requirements that “will be substantial.” As an example, expand the first bullet point to discuss possible “strategic initiatives” for which you may require cash.

Response: The Company acknowledges the Staff’s comment. The Company has revised pages 65-66 of the Amendment to include the disclosure requested by the Staff.
Compensation Discussion and Analysis, page 92
9.	Staff Comment: Revise your introductory paragraph beginning on page 92 to make clear that you are describing the expected compensation policies of the spun-off company. While we note that your disclosure often refers back to ECC’s policies since you expect the spun-off company’s policies to be

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similar, it should be clear that the CD&A is describing the expected compensation policy of the spun-off company.
Response: The Company acknowledges the Staff’s comment. The Company has revised page 92 of the Amendment in response to the Staff’s comment to make clear that the Company’s CD&A describes the executive compensation policy of the Company.
10.	Staff Comment: We note your response to our prior comment 33. In your introductory part of your CD&A, make clear that the compensation to your named executive officers (other than Mr. Han and Mr. Dodge) has not yet been determined and you will not have entered into employment agreements at the time of the spin-off. Therefore, although you expect to determine such compensation based on similar policies, the historical ECC compensation disclosure provided is not necessarily indicative of future compensation by the spun-off company.

Response: The Company acknowledges the Staff’s comment and has revised page 93 of the Amendment to include the disclosure requested by the Staff.

11.	Staff Comment: The disclosure under the headings “Incentive Compensation,” “General Equity Incentives,” and “Practice Regarding Grant of Equity Incentives” on page 95 discusses ECC’s policies without reference to the spun-off company’s plan going forward. Revise to disclose the spun-off company’s plans going forward. In doing so, explain how the four plans adopted by the spun-off company described on pages 95 and 96 fit within those plans.

Response: The Company acknowledges the Staff’s comment and has revised pages 95-96 of the Amendment in response to the Staff’s comment.
Security Ownership of Certain Beneficial Owners and Management, page 104
12.	Staff Comment: Provide a clear explanation of what the Class A Common Stock ownership table included in footnote (4) on page 105 represents. Clarify that the table reflects ownership of the Class A Common Stock without taking into account the shares into which the Class B Common Stock is convertible.

Response: The Company acknowledges the Staff’s comment and has revised page 105 of the Amendment in response to the Staff’s comment.

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13.	Staff Comment: To the extent not widely held, please disclose the natural person(s) who have voting and/or investment control over the shares held by beneficial holders that are not natural persons, including Dodge & Cox, Fairholme Capital Management and Harris Associates L.P.

Response: The Company respectfully advises the Staff that it is not in a position to determine the voting and/or investment control over the shares that will be held by certain beneficial holders that are not natural persons, such as Dodge & Cox, Fairholme Capital Management, L.L.C. and Harris Associates L.P., other than through the disclosures that these institutional investors have made with respect to ECC on Schedule 13Gs filed with the Commission, which the Company has assumed are true and correct. The Company has revised page 106 of the Amendment to provide certain additional voting and investment control information that Fairholme Capital Management, L.L.C. and Harris Associates L.P. have reported on their respective Schedules 13Gs. The information previously disclosed in the Amendment with respect to the two other institutional investors included in the beneficial ownership table, Barclays Global Investors NA and Dodge & Cox, includes all of the voting and/or investment control information reported by these institutional investors on their respective Schedule 13Gs. The beneficial ownership of each of these institutional investors has been determined based on beneficial ownership information that these institutional investors have reported on these Schedule 13Gs and may not be accurate as of the time of the spin-off.
Certain Intercompany Agreements, page 109
14.	Staff Comment: Since the various intercompany agreements will be finalized prior to the distribution date, please file the agreements as exhibits to the Form 10 or advise us you believe you are not required to do so. To the extent there are material changes to agreement provisions as described in the information statement, advise how you will convey such changes to stockholders after circulation of the information statement.

Response: The Company acknowledges the Staff’s comment and has amended the Registration Statement to file three additional intercompany agreements — the Receiver Agreement, the Satellite Capacity Agreement and the Broadcast Services Agreement. The Company believes that after the filing of these agreements, the Company has filed all material intercompany agreements. The additional agreements described in the Registration Statement that have not been filed as exhibits are not required to be filed as material agreements under Item 601(b)(10) of Regulation S-K. These agreements are primarily standard commercial agreements of the type and with the terms entered into in the ordinary course of the Company’s business or otherwise involve obligations of a nature

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and term that the Company does not believe are material to its business operations or financial results.
To the extent that after circulation of the information statement there is a material change in the terms of any material agreement described in the information statement, the Company will promptly disclose such change by filing a Current Report on Form 8-K (if such change occurs following the effectiveness of the Registration Statement) and, as necessary, by redistributing the information statement (if such change occurs prior to the completion of the spin-off).
15.	Staff Comment: Disclose the amount of expense that the company expects to incur on an annual basis under the terms of the shared management services agreement. Also provide enhanced disclosure throughout this section that explains how the parties will determine the “fair market value” of the various services provided and quantify the amounts of the fees payable, if known.

Response: The Company acknowledges the Staff’s comment. The Company has revised pages 109-115 of the Amendment in response to the Staff’s comment to include the annual amount of expenses that the Company expects to incur under the shared management services agreement and to eliminate the references to “fair market value” with respect to the various services provided under other agreements. The Company is unable at this time to quantify the amounts payable under the other agreements because the Company cannot determine the actual level of services that will be provided under these agreements. In particular, it is difficult to predict with certainty these amounts, as a number of these services may also be provided by third parties in the Company's or ECC's discretion.
Description of Our Capital Stock, page 116
Provisions of Our Articles of Incorporation Related to Related-Party Transactions and Corporate Opportunities, page 117
16.	Staff Comment: We note your revised disclosure stating that shareholders will be deemed to have consented to the corporate opportunities provisions of your articles of incorporation. Please explain to us in your response letter the significance of such consent and why you believe this deemed consent is valid under state law.

Response: The Company’s acknowledges the Staff’s comment. The Company has deleted the sentence in the Amendment referred to in Comment No. 16 of the comment letter in response to the Staff’s comment.

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Additional CD&A Comments: The Company’s acknowledges the Staff’s comment letter, dated December 7, 2007 (the “ECC Letter”), to ECC and our subsequent telephone conversation with Mr. Harrington in which Mr. Harrington advised the Company that the Staff expected these additional comments with respect to ECC’s proxy statement would also be addressed in the Registration Statement to the extent applicable. In response to Comment No. 1 of the ECC Letter, the Company confirms its understanding that its compensation discussion and analysis will, in future filings with the Commission, provide an analysis as to how the Company arrived at and why the Company paid particular levels and forms of compensation to each of its named executive officers that it compensates. As the Company has not historically made any compensation payments to its named executive officers, this comment is inapplicable to the Company’s compensation discussion and analysis in the Amendment. Comment No. 2 and No. 3 of the Staff’s comment letter are inapplicable to the Company as the Company will not have a long term incentive plan, a cash incentive plan or other performance-based incentives as of the distribution date.
* * * *
     The Company is grateful for the Staff’s continued assistance in this matter and its efforts to assist the Company in making the important timeline to complete the spin-off by January 1, 2008. The Company looks forward to continuing to work with the Staff, with the hope that the Staff will be able to complete its review of the Registration Statement and declare the Registration Statement effective by December 27, 2007.

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     If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620.

Very truly yours, /s/ Scott D. Miller Scott D. Miller

cc:	Michael Henderson

Dean Suehiro

John Harrington

(Securities and Exchange Commission)

Bernard L. Han

R. Stanton Dodge

Robert F. Rehg

(EchoStar Communications Corporation)

Manny J. Fernandez

Blaine Versaw

(KPMG LLP)

Daniel G. Dufner

(White & Case LLP)